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                              July 16, 2021

       Maurice Dukes
       Chief Executive Officer
       PF Royalty I LLC
       2255 S. Wadsworth Blvd., Suite 106
       Lakewood, CO 80227

                                                        Re: PF Royalty I LLC
                                                            Amendment Nos. 3
and 4 to Offering Statement on Form 1-A
                                                            Filed June 24, 2021
and June 29, 2021
                                                            File No. 024-11508

       Dear Mr. Dukes:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 21, 2021 letter.

       Amendment Nos. 3 and 4 to Offering Statement on Form 1-A

       General

   1. We note your response to comment 1. We note that the securities sold under the distribution
reinvestment plan are being offered under a separate plan of distribution. As such, it appears that
the offering of the Class A interests through the distribution reinvestment plan is
distinct from the primary, continuous offering of the Class A interests and should be
separately identified as such in your disclosure. Please revise the cover page to disclose
the maximum number of interests you may offer under the
                                                        distribution
reinvestment plan and revise relevant disclosure throughout your offering statement, such as the
Use of Proceeds table and Plan of Distribution. Please also clarify, if true, that the Class
A interests being sold pursuant to the DRIP are not subject to
 Maurice Dukes
PF Royalty I LLC
July 16, 2021
Page 2
       commissions and expenses. Please refer to Rule 251(a)(2) for additional guidance.
Frequently Asked Questions, page 6

2. We note your revisions in response to comment 1. Please clarify how you intend to execute the distribution reinvestment program in light of the following statement on page
       7: "to the extent the Company has reached the $75 million limitation, any funds designated for reinvestment will be distributed in the form of cash to the investors and may be invested in the subsequent 12-month period." Please note that for purposes of calculating the maximum offering amounts permissible under Rule 251(a), an issuer must reduce the maximum offering amount sought to be qualified by the amount which such issuer has sold during the previous 12-month period.
Plan of Distribution, page 24

3. We note your response to comment 3. Please explain the reason for the monthly closings and clarify at which point in the monthly closing process that the issuer will make a final determination to accept or reject a subscription.
       You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.



                                                             Sincerely,
FirstName LastNameMaurice Dukes
                                                             Division of
Corporation Finance
Comapany NamePF Royalty I LLC
                                                             Office of Real
Estate & Construction
July 16, 2021 Page 2
cc:       J. Martin Tate
FirstName LastName